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                             September 12, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 1,
2023
                                                            File No. 333-272908

       Dear Daniel Jones:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Use of Proceeds, page 34

   1. We note that a portion of the net proceeds of this offering will now be used to pay down a portion Lyneer's
indebtedness. Please set forth the interest rate and maturity of such indebtedness. Refer to
Item 504 of Regulation S-K.
 Daniel Jones
FirstName
SeqLL, Inc.LastNameDaniel Jones
Comapany 12,
September  NameSeqLL,
               2023     Inc.
September
Page 2     12, 2023 Page 2
FirstName LastName
        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Eric M. Hellige